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                                                                       EXHIBIT 2

                              FOR IMMEDIATE RELEASE

                     THE ROOSEVELT GROUP UPDATES 13D FILING

St. Louis, Missouri, September 21, 1999...The Roosevelt Group, LLC ( Roosevelt) announced today that it had updated its 13D filing with the Securities and Exchange Commission detailing a proxy proposal for consideration by shareholders at the next Annual Meeting of the Perry County Financial Corporation, NASDAQ:
PCBC (the Company). The proposal, if passed, would have shareholders directing the Board of Directors of the company retain the services of an investment banker or other qualified financial advisor for the purpose of reviewing the Corporation's financial performance and advising the Board of various means to improve the value of the Corporation's stock and otherwise provide the Corporation's shareholders with a reasonable rate of return on their investment in the Corporation, including, without limitation, the potential sale of the Corporation.

The proposal, a copy of which is attached hereto, was filed after nearly two years of friendly dialogue between Roosevelt and the Company's CEO, Leo Rozier. As previously disclosed in a 13D filing with the Securities and Exchange Commission dated August 6, 1999, the filer, a group which includes Roosevelt, disclosed that it had acquired 48,740 shares, or approximately 6.7% of the outstanding shares of the Company. Roosevelt explained that it had been motivated to acquire the shares of the Company after discussions with Mr. Rozier convinced them that he was committed to implementing a management succession plan, to taking other steps to improve the competitiveness of the Company's wholly-owned subsidiary, the Perry County Savings Bank (the Bank), and was otherwise committed to enhancing shareholder value.

Earlier discussions between Roosevelt and Mr. Rozier focused upon Mr. Rozier's STATED DESIRE to retire from an active a role at the Company as well as specific plans that could accomplish the goals outlined above. However, the year of 1999 has so far been a period of continual delays by the Company in implementing any of the plans. The August 6th filing was precipitated by Roosevelt's respectful urgings for the Company to implement ITS plans. However, recent discussions with Mr. Rozier and the Company's Board of Directors have caused Roosevelt to believe that the Board, as a group, has no intention of following through with implementing a management succession plan, or taking steps to improve the competitiveness of the Bank or in otherwise striving to improve shareholder value.

Roosevelt officials believe that there is not unanimity among the Company's Board of Directors with regard to how to proceed in the strategic planning for the Company. Roosevelt officials also believe there are as many as five interested and qualified potential acquirers of the Company. Accordingly, in view of the recent poor performance of the Company's stock, Roosevelt officials have been encouraging Mr. Rozier and the Board to either move ahead with viable plans to develop the Bank's potential as an independent entity or to retain an advisor to help them better understand the Company's potential value in a sale.



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Due to the friendly nature of Roosevelt's historic interest in the Company,
Roosevelt officials have continually pledged their support for Mr. Rozier and the Board, regardless of which of the two possible directions they chose. The many delays of 1999 have caused Roosevelt officials to believe that the attached proxy proposal COULD BE a catalyst for action and WOULD BE in the best interest of Mr. Rozier, the Board of Directors, the Bank and the shareholders of the Company.

Formed during 1998 by former directors and executive officers of Roosevelt Financial Group, Inc., the Roosevelt Group, LLC is a Missouri limited liability company organized to serve as an investment company specializing in high quality community banks. The Company employs Bradshaw Capital Management, LLC, a Pinehurst, North Carolina-based value-oriented asset manager founded by Stan Bradshaw, the former CEO of Roosevelt Financial Group, Inc. In addition to Mr. Bradshaw, the Board of the Roosevelt Group, LLC is comprised of Mr. Dennis Kiefer, President, Mr. Daniel G. O'Donnell, Secretary, Mr. Loyd W. Garrison, Treasurer and Mr. Alvin D. Vitt.




       FOR ADDITIONAL INFORMATION, CONTACT: Mr. Daniel G. O'Donnell at
                                                    314-946-9999





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                              SHAREHOLDER PROPOSAL


"RESOLVED, that the shareholders of Perry County Financial Corporation hereby authorize and direct the Board of Directors to retain the services of an investment banker or other qualified financial advisor for the purpose of reviewing the Corporation's financial performance and advising the Board of various means to improve the value of the Corporation's stock and otherwise provide the Corporation's shareholders with a reasonable rate of return on their investment in the Corporation, including, without limitation, the potential sale of the Corporation."

If you agree with this Proposal, please mark your proxy FOR. Otherwise, abstentions may have the same effect as "no" votes.

         SUPPORTING STATEMENT

The Corporation has been a publicly traded company since February of 1995. The four and one half years since the Corporation's initial public offering is a sufficiently long time frame for the Corporation to have developed and implemented an appropriate plan to effectively deploy capital, grow corporate earnings and create shareholder value.

During this period the Company has not demonstrated that it can generate more than a 5% return on shareholders' equity for any substantial period of time. The Corporation's common stock first traded above $20.00 per share during the fourth quarter of 1995 and the weighted average trading price for July and August, 1999 was below $20.00 per share; meaning that the Corporation's shareholders have lost value during a four year period. In contrast, shareholders in other comparable companies (as represented by the SNL Securities Thrift Index) have enjoyed gains averaging over 100% during the same time period.

During the relevant period the Corporation has consistently operated with a loan-to-deposit ratio of less than 25% - meaning that the Corporation has not deployed, and therefore did not need all of its existing shareholders' equity. During the period when the Corporation has underutilized its capital, the financial institution industry's economic operating environment has been ideal in terms of stable interest rates and low inflation. Most financial experts forecast a less positive economic operating environment in terms of stable interest rates and low inflation for the next four years.

To summarize, the Corporation's economic performance has been poor during the past four years despite ideal economic conditions. Because of the substantial likelihood that economic conditions will not be as favorable during the next four years, prudence dictates that the Board of Directors take proactive steps to maximize shareholder value. The engagement of a financial advisor to assist in this process is essential. The proponent strongly encourages you to vote FOR the resolution on your ballot. Thank you.